AmpliTech Group, Inc.

620 Johnson Avenue

Bohemia, NY 11716

(631) 521-7831

May 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AmpliTech Group, Inc.
Registration Statement on Form S-3 Filed April 30, 2021 File No. 333-255656

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AmpliTech Group, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, May 11, 2021, or as soon as practicable thereafter.

Very truly yours,

AmpliTech Group, Inc.

By:	/s/ Fawad Maqbool
Fawad Maqbool
Chief Executive Officer